Exhibit 99.2

AMERICAS SILVER CORPORATION

Consolidated Financial Statements

For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

Americas Silver Corporation
(In thousands of U.S. dollars, unless otherwise stated)

December 31, 2016 and 2015

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MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
The accompanying consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as outlined in Part I of the Chartered Professional Accountants Canada Handbook.  Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements.  A system of internal control has been developed and is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.
The Board of Directors approves the financial statements and ensures that management discharges its financial reporting responsibilities. The Board's review is accomplished principally through the audit committee, which is composed of non-executive directors.  The audit committee meets periodically with management and the auditors to review financial reporting and control matters.
The consolidated financial statements have been audited by PricewaterhouseCoopers LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

(Signed) Darren Blasutti	(Signed) Warren Varga
President & Chief Executive Officer	Chief Financial Officer

Toronto, Ontario, Canada
March 30, 2017

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March 30, 2017

Independent Auditor's Report

To the Shareholders of
Americas Silver Corporation

We have audited the accompanying consolidated financial statements of Americas Silver Corporation and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2016 and 2015 and the consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
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Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Americas Silver Corporation and its subsidiaries as at December 31, 2016 and 2015 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Professional Accountants, Licensed Public Accountants

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Americas Silver Corporation
Consolidated statements of financial position
(In thousands of U.S. dollars)

	December 31,	December 31,
As at	2016	2015
Assets
Current assets	$24,055	$1,319
Cash and cash equivalents	4,002	4,529
Trade and other receivables (Note 6)	6,618	8,790
Inventories (Note 7)	1,385	737
Prepaid expenses	503	466
Investment in Scorpio Gold (Note 8)	36,563	15,841

Non-current assets
Restricted cash	151	151
Long-term investments	28	11
Property, plant and equipment (Note 9)	80,548	80,875
Total assets	$117,290	$96,878

Liabilities
Current liabilities
Trade and other payables	$8,727	$9,358
Credit facilities (Note 10)	7,758	1,000
	16,485	10,358
Non-current liabilities
Other long-term liabilities	882	1,052
Credit facilities (Note 10)	-	6,141
Post-employment benefit obligations (Note 11)	8,116	9,290
Decommissioning provision (Note 12)	3,829	4,568
Deferred tax liabilities (Note 17)	834	624
Total liabilities	30,146	32,033
Equity
Share capital (Note 13)	202,191	181,143
Equity reserve	34,400	28,452
Foreign currency translation reserve	6,454	7,788
Changes in available-for-sale investment	237	-
Deficit	(156,138)	(152,538)
Total equity	87,144	64,845

Total liabilities and equity	$ 117,290	$ 96,878

Contingencies (Note 22), Subsequent events (Note 23)

APPROVED BY THE BOARD

(Signed) Brad Kipp	(Signed) Gordon Pridham
Director	Director

The accompanying notes are an integral part of the consolidated financial statements.

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Americas Silver Corporation
Consolidated statements of loss and comprehensive loss
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, except share and per share amounts)

	2016	2015
Revenue	$58,866	$53,450

Cost of sales (Note 15)	(46,145)	(52,574)
Depletion and amortization (Note 9)	(7,388)	(8,481)
Care, maintenance and restructuring costs	(993)	(1,994)
Corporate general and administrative (Note 16)	(5,355)	(6,063)
Exploration costs	(1,681)	(1,433)
Accretion on decommissioning provision (Note 12)	(152)	(162)
Interest and financing expense	(2,337)	(1,175)
Foreign exchange gain	340	880
Loss on derivative liability	-	(126)
Loss on mining concession sales	-	(291)
Loss on disposal of assets	(20)	-
Loss on investment in Scorpio Gold (Note 8)	(132)	(640)
Impairment of property, plant and equipment (Note 9)	-	(1,429)
Loss before income taxes	(4,997)	(20,038)
Income tax (expense) recovery (Note 17)	(210)	652
Net loss	(5,207)	(19,386)
Other comprehensive income (loss)
Items that will not be reclassified to net loss
Actuarial gain (loss) on post-employment benefit obligations	1,607	(3,853)
Items that may be reclassified subsequently to net loss
Foreign currency translation reserve	(1,334)	(186)
Change in fair value of available-for-sale securities
of Scorpio Gold	237	(307)
Other comprehensive income (loss)	510	(4,346)
Comprehensive loss	$(4,697)	$(23,732)

Loss per share
Basic and diluted (Note 2)	(0.15)	(0.68)

Weighted average number of common shares
outstanding
Basic and diluted (Note 14)	34,526,435	28,328,612

The accompanying notes are an integral part of the consolidated financial statements.
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Americas Silver Corporation
Consolidated statements of changes in equity
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, except share amounts)

				Foreign	Changes in fair
				currency	value of
	Share capital		Equity	translation	available-for		Total
	Shares (000s)	Amount	reserve	reserve	sale investment	Deficit	equity

Balance at January 1, 2015	28,005	$179,907	$26,450	$7,974	$307	$(129,299)	$85,339
Net loss for the year	-	-	-	-	-	(19,386)	(19,386)
Other comprehensive loss for the year				(186)	(307)	(3,853)	(4,346)
Share-based payments (Note 13)	-	-	523	-	-	-	523
Shares and warrants issued on private placement (Note 13)	930	1,236	203	-	-	-	1,439
Warrants issued and amended (Note 13)	-	-	1,276	-	-	-	1,276
Balance at December 31, 2015	28,935	$181,143	$28,452	$7,788	$-	$(152,538)	$64,845

Balance at January 1, 2016	28,935	$181,143	$28,452	$7,788	$-	$(152,538)	$64,845
Net loss for the year	-	-	-	-	-	(5,207)	(5,207)
Other comprehensive (loss) income for the year	-	-	-	(1,334)	237	1,607	510
Share-based payments (Note 13)	-	-	585	-	-	-	585
Shares and warrants issued on private placements (Note 13)	8,766	17,889	5,161	-	-	-	23,050
Proceeds from exercise of options and warrants	1,839	3,159	(1,149)	-	-	-	2,010
Warrants issued and amended (Note 13	-	-	1,351	-	-	-	1,351
Balance at December 31, 2016	39,540	$202,191	$34,400	$6,454	$237	$(156,138)	$87,144

The accompanying notes are an integral part of the consolidated financial statements.

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Americas Silver Corporation
Consolidated statements of cash flows
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars)

	2016	2015
Cash flow generated from (used in)

Net loss for the year Adjustments for:	$(5,207)	$(19,386)
Depletion and amortization	7,388	8,481
Deferred income tax expense (recovery)	210	(647)
Accretion on decommissioning provision	152	162
Share-based payments	1,237	916
Unrealized (gain) loss on long-term investments	(17)	14
Loss on derivative liability	-	126
Non-cash impact of warrants issued and amended	-	1,276
Non-cash impact of other long-term liabilities	143	493
Non-cash impact of credit facilities	1,178	(1,606)
Non-cash impact of post-employment benefit obligations	433	256
Loss on mining concession sales	-	291
Loss on disposal of assets	20	-
Loss on investment in Scorpio Gold	132	640
Impairment of property, plant and equipment	-	1,429
	5,669	(7,555)

Changes in items of working capital:
Trade and other receivables	542	2,239
Income taxes	-	236
Inventories	2,172	3,563
Prepaid expenses	(648)	(38)
Trade and other payables	(2,348)	(4,105)
Net cash generated from (used in) operating activities	5,387	(5,660)

Investing activities
Expenditures on property, plant and equipment	(7,972)	(10,424)
Mining concession sales	-	88
Net cash used in investing activities	(7,972)	(10,336)

Financing activities Cash paid on foreign exchange derivatives	-	(411)
Sale of investment in Scorpio Gold	89	92
Proceeds from long-term investments	-	7
Proceeds from credit facilities	2,900	1,000
Proceeds from private placements	23,787	1,439
Proceeds from exercise of options and warrants	2,010	-
Payments on credit facilities	(2,300)	-
Net cash generated from financing activities	26,486	2,127

Effect of foreign exchange rate changes on cash	(1,165)	(36)
Increase (decrease) in cash and cash equivalents	22,736	(13,905)
Cash and cash equivalents, beginning of year	1,319	15,224
Cash and cash equivalents, end of year	$24,055	$1,319

Cash and cash equivalents consist of:
Cash	$24,055	$1,319
Term deposits	-	-
	$24,055	$1,319

Interest paid during the year	$1,122	$802

The accompanying notes are an integral part of the consolidated financial statements.
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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

1.   Corporate information
Americas Silver Corporation (the "Company" or "Americas Silver") was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas. The address of the Company's registered office is 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company's common shares are listed on the Toronto Stock Exchange under the symbol "USA" and, effective January 19, 2017, listed on the New York Stock Exchange MKT under the symbol "USAS".

The consolidated financial statements of the Company for the year ended December 31, 2016 were approved and authorized for issue by the Board of Directors of the Company on March 30, 2017.
2.   Basis of presentation
The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and IFRS Interpretations Committee ("IFRIC") which the Canadian Accounting Standards Board has approved for incorporation into Part I of the Chartered Professional Accountants Canada Handbook.  These consolidated financial statements have been prepared under the historical cost method, except for certain financial instruments measured at fair value.  The Company has consistently applied the accounting policies used in preparation of these consolidated financial statements throughout all the periods presented.  Significant accounting judgments and estimates used by management in the preparation of these consolidated financial statements are presented in note 4.

On December 21, 2016 the Company filed articles of amendment to complete an approved share consolidation of the Company's issued and outstanding common shares on the basis of twelve pre-consolidated common shares for one post-consolidated common share. The share consolidation affects all issued and outstanding common shares, options, warrants, deferred share units, and restricted share units. All information relating to issued and outstanding common shares, options, warrants, deferred share units, restricted share units, and related per share amounts in these consolidated financial statements have been adjusted retrospectively to reflect the share consolidation.
3.  Summary of significant accounting policies
The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

a.   Consolidation
These consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company (its subsidiaries, including special purpose entities). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All intercompany transactions and balances, income and expenses have been eliminated.

The Company applies the acquisition method to account for business combinations. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company elects on an acquisition-by-acquisition basis whether to measure non-controlling interest at its fair value, or at its proportionate share of the recognized amount of identifiable net assets. Acquisition-related costs are expensed as incurred. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is negative, a bargain purchase gain is recognized immediately in profit or loss.

Non-controlling interest in the net assets of consolidated subsidiaries are identified separately from the Company's equity. Non-controlling interest consists of the non-controlling interest at the date of the original business combination plus the non-controlling interest's share of changes in equity since the date of acquisition.
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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

Special Purpose Entities ("SPE's") as defined by the IASB in SIC 12 Consolidation–Special Purpose Entities are entities which are created to accomplish a narrow and well-defined objective (e.g. to provide services to the operating entity). SPE's are subject to consolidation when there is an indication that the other entity controls the SPE. The Company has determined that it controls certain SPE's relating to service companies at its Mexican operations (4246136 Canada Inc., Servicios Especializados en Minas S.A. de C.V., Triturados Mineros del Noroeste S.A. de C.V. and Servicios Generales en Mineria S.A. de C.V.) and the accounts of those SPE's are consolidated with those of the Company.

b.   Segment reporting
An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company's other components.  Determination of operating segments are based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions about resources to be allocated to the segment and performance assessment, and for which discrete financial information is available.  Unallocated items not directly attributable to a segment comprise mainly of corporate assets and head office expenses.

c.   Presentation currency and functional currency
The Company's presentation currency is the U.S. dollar ("USD"). The functional currency of the Company's Canadian subsidiaries is the Canadian dollar ("CAD"), and the functional currency of its U.S., Mexican and British Virgin Island's subsidiaries and SPE's is the USD. The consolidated financial statements of the Company are translated into the presentation currency. Assets and liabilities have been translated using the exchange rate at period end, and income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (the average rate for the period). All resulting exchange differences are recorded in the foreign currency translation reserve.

d.   Foreign currency translations
Transactions in foreign currencies are translated into the entities' functional currency at the exchange rate at the date of the transactions. Monetary assets and liabilities of the Company's operations denominated in a currency other than the functional currency are translated at the rate in effect at the statement of financial position date, and non-monetary items at historic exchange rates at each transaction date. Revenue and expense items are translated at average exchange rates of the reporting period. Gains and losses on translation are charged to the statements of loss and comprehensive loss.

e.   Revenue recognition
The following specific conditions must be met before revenue is recognized:

●	the title, specific risks and rewards of ownership have been transferred to the purchaser;
●	the Company does not retain continuing managerial involvement to the degree usually associated with ownership or effective control over the concentrate sold;
●	the amount of revenue and costs can be measured reliably; and
●	it is probable that the economic benefits associated with the transaction will flow to the Company.

The Company's sales of concentrates are made under provisional pricing arrangements where the final sale prices are determined by quoted market prices in a period subsequent to the date of sale. In these circumstances, revenue from sales is recorded at the time of sale based on forward prices for the expected date of final settlement.

Subsequent variations in prices and metal quantities are recognized as revenue adjustments as they occur.

Revenue is recognized net of treatment and selling costs if payment of those amounts is enforced at the time of sale.
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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

f.   Defined benefit plans
The cost of defined benefit plans is determined using the projected unit credit method. The related pension liability recognized in the consolidated statement of financial position is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets.

Actuarial valuations for defined benefit plans are carried out annually. The discount rate applied in arriving at the present value of the pension liability represents the yield on high quality corporate bonds denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Actuarial gains and losses arise from the difference between the actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period, or from changes in actuarial assumptions used to determine the accrued benefit obligation. Actuarial gains and losses arising in the year are recognized in full in the period in which they occur, in other comprehensive income (loss) and retained earnings without recycling to the consolidated statement of loss and comprehensive loss in subsequent periods.

Current service cost, the recognized element of any past service cost, interest expense arising on the pension liability and the expected return on plan assets are recognized in the same line items in the consolidated statement of loss and comprehensive loss as the related compensation cost.

The values attributed to plan liabilities are assessed in accordance with the advice of independent qualified actuaries. Service costs arising from plan amendments are recognized immediately.

g.   Share-based payments
The Company's stock option plan allows its employees (including directors and officers) and non-employees to acquire shares of the Company. Accordingly, the fair value of the option is either charged to operations or capitalized to exploration or development expenditures, depending on the accounting for the optionee's other compensation, with a corresponding increase in equity reserve.

The costs of equity-settled transactions with employees are measured by reference to the fair value at the date on which they are granted using the Black-Scholes Option Pricing Model.

The costs of equity-settled transactions are recognized, together with a corresponding increase in equity reserve, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expense recognized for equity-settled transactions at each reporting date up to the vesting date reflects the Company's best estimate of the number of equity instruments that will ultimately vest. The charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in equity reserve. No expense is recognized for awards that do not ultimately vest.

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

h.   Income taxes
Income tax comprises of current and deferred tax.  Income tax is recognized in the consolidated statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in other comprehensive income (loss) or directly in equity, in which case the income tax is also recognized directly in other comprehensive income (loss) or equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company's subsidiaries operate and generate taxable profit. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It  establishes  provisions  where  appropriate  on  the  basis  of  amounts expected to be paid to the tax authorities.
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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

Deferred income tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated statement of financial position and the corresponding tax bases used in the computation of taxable profit. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted  at the consolidated statement of financial position  date and are expected  to apply  when  the related  deferred  income  tax asset  is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized.

The Company did not recognize any deferred income taxes relating to its investments in subsidiaries.

Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

i.   Earnings/loss per share
Basic earnings/loss per share is calculated by dividing the net earnings/loss for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.

Diluted earnings/loss per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. The treasury stock method, which assumes that outstanding stock options and warrants with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. The Company's potentially dilutive common shares comprise stock options granted to employees, and warrants.

j.   Comprehensive income (loss)
Comprehensive income (loss) is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net earnings such as foreign currency gains or losses related to the Company's net investment in foreign operations and unrealized gains or losses on available-for-sale securities net of tax. The Company's comprehensive income (loss), components of other comprehensive income and cumulative translation adjustments are presented in the consolidated statements of comprehensive income (loss) and the consolidated statements of changes in equity.

k.   Inventories
Concentrates, ore stockpile, and spare parts and supplies are valued at the lower of cost and estimated net realizable value. Cost for concentrates and ore stockpile includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs determined on a weighted average basis for the Mexican operations and first in, first out method for the U.S. operations. Cost for spare parts and supplies are determined using the first in, first out method. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert inventories into saleable form.

Any write-downs of inventory to net realizable value are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold.

Ore stockpile represents ore that has been extracted from the mine and is available for further processing. Costs added to ore stockpile are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the average cost per tonne. Ore stockpile is verified by periodic surveys and physical counts.
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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

Materials and supplies inventory are valued at the lower of cost and net realizable value, where cost is determined using the first-in-first-out method. Any provision for obsolescence is determined by reference to specific items of stock. A regular review is undertaken to determine the extent of any provision for obsolescence by comparing those items to their net realizable value.  If carrying value exceeds net realizable value, a write-down is recognized.

l.   Investments
An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Investments in companies over which the Company exercises neither control nor significant influence and are designated as available-for sale financial instruments are recorded at fair value. Unrealized gains and losses on available-for-sale financial instruments are recognized in other comprehensive income (loss), unless the decrease in value is significant or prolonged, in which case, the loss is recorded in the statements of loss and comprehensive loss.

m.   Property, plant and equipment
(i)            Producing mining interests

Producing mining interests are carried at cost less accumulated depletion and amortization and accumulated impairment losses. Following the completion of commissioning, the costs related to the mining interests are depleted and charged to operations on the unit of production method as a proportion of estimated recoverable mineral reserves.

Completion of the commissioning is deemed to have occurred when major mine and processing plant components are completed, operating results are being achieved consistently for a period of time and that there are indicators that these operational results, including mill capacity and recovery, will be sustainable in the future.

Construction in progress is not depreciated until the assets are ready for their intended use.

(ii)            Non-producing mining interests

The Company follows the method of accounting for its non-producing mining interests whereby all costs, net of incidental revenues, relating to the acquisition, exploration and development are deferred and capitalized by property until the property to which they directly relate is placed into production, sold, discontinued or subject to a condition of impairment.

In the event that a mining interest is placed into production, capitalization of costs ceases, the costs are transferred to producing mining interests and the mining interest is depleted on a unit of production basis. The recoverability of amounts is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to finance the development of the properties, and on the future profitable production or proceeds from the disposition thereof.

(iii)            Plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate assets (major components) of property, plant and equipment.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within that part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the consolidated statement of loss and comprehensive loss during the period in which they are incurred.
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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

Depreciation is recorded over the estimated useful life of the asset as follows:

●	Mining interests – unit of production based upon estimated proven and probable reserves
●	Plant and equipment – 3 – 30 years over straight line basis
●	Corporate office equipment – 3 – 10 years over straight line basis

Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

(iv)            Impairment of mining interests

The Company reviews and evaluates the carrying values of its tangible and intangible assets to determine whether there is an indication of impairment. For exploration and evaluation assets, indication includes but is not limited to expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

When the carrying value of assets exceeds the recoverable amount, the carrying value of the assets is reduced to the recoverable amount. The recoverable amount takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use of the asset. To achieve this, the recoverable amount is the higher of value in use (being the net present value of expected pre-tax future cash flows of the relevant asset) and fair value less costs to sell the asset.

If, after the Company has previously recognized an impairment loss, circumstances indicate that the recoverable amount of the impaired assets is greater than the carrying amount, the Company reverses the impairment loss by the amount the revised fair value exceeds its carrying amount, to a maximum of the previous impairment loss. In no case shall the revised carrying amount exceed the original carrying amount, after depreciation or amortization, that would have been determined if no impairment loss had been recognized.

n.   Decommissioning provision
The Company recognizes contractual, statutory and legal obligations associated with retirement of mining properties when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, the decommissioning provision is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding decommissioning provision is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the decommissioning provision, the periodic unwinding of the discount is recognized in the consolidated statement of loss and comprehensive loss and adjusted for changes to the amount or timing of the underlying cash flows to settle the obligation.

o.   Financial instruments
The Company classifies its financial instruments into one of the following categories: fair value through profit or loss ("FVTPL") (assets and liabilities), assets available-for-sale, loans and receivables, assets held-to-maturity and other financial liabilities. All financial instruments are measured at fair value on initial recognition.

Financial assets and liabilities designated as FVTPL are subsequently measured at fair value with changes in fair value recognized in net earnings. Financial assets designated as "available-for-sale" are subsequently measured at fair value with changes in fair value recognized in other comprehensive income (loss), net of tax. Transaction costs for FVTPL financial assets and liabilities are recognized in income when incurred.

Financial assets designated as "loans and receivables" or "held-to-maturity", and financial liabilities designated as "other financial liabilities" are recorded at amortized cost. Transaction costs from loans and receivables and other financial liabilities offset the carrying amount of the related financial assets or liabilities.

The Company has classified cash and cash equivalents and trade and other receivables as "loans and receivables", trade and other payables are classified as "other financial liabilities", and investment in Scorpio Gold shares as "available-for-sale".
14 | Page

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

p.   Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset and amortized over the expected useful life of that asset. Other borrowing costs not directly attributable to a qualifying asset are expensed in the period incurred.

q.   Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

r.   Related party transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence, and related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount.

s.   Non-controlling interests
Non-controlling interests exist in less than wholly-owned subsidiaries of the Company and represent the outside interests' share of the carrying values of the subsidiaries. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company's share of the proceeds and the carrying value of the underlying equity.
4.   Significant accounting judgments and estimates
The preparation of financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

(i)            Reserves and resources

Proven and probable reserves are the economically mineable parts of the Company's measured and indicated mineral resources. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore bodies requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size, grade and recovery of the ore bodies.

Changes in the proven and probable reserves or measured, indicated and inferred mineral resources estimates may impact the carrying value of mining properties and equipment, depletion and amortization, impairment assessments and the timing of decommissioning provisions.
15 | Page

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

(ii)            Depletion and amortization

Mining properties are depleted using the unit-of-production method over a period not to exceed the estimated life of the ore body based on estimated recoverable reserves.

Property, plant and equipment are depreciated, net of residual value over their estimated useful life but do not exceed the related estimated life of the mine based on estimated recoverable mineral reserves.

The calculation of the units of production rate, and therefore the annual depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production and expansion of mineral reserves through exploration activities.

Significant judgment is involved in the determination of useful life and residual values for the computation of depletion and amortization. No assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(iii)            Decommissioning provision

The Company assesses its decommissioning provision on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for decommissioning provision requires management to make estimates of the time and future costs the Company will incur to complete the rehabilitation work required to comply with existing laws and regulations at each mining operation. Also, future changes to environmental laws and regulations could increase the extent of rehabilitation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for decommissioning provision. The provision represents management's best estimate of the present value of the future decommissioning provision. The actual future expenditures may differ from the amounts currently provided.

(iv)            Share-based payments

The amount  expensed  for share-based  compensation  is based on the application  of a recognized option  valuation  formula,  which  is  highly  dependent  on, amongst other things,  the  expected  volatility  of  the  Company's registered shares, estimated forfeitures, and the expected life of the options. The Company uses an expected volatility rate for its shares based on past stock trading data, adjusted for future expectations, and actual volatility may be significantly different.

The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm's length transaction, given that there is no market for the options and they are not transferable. It is management's view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

(v)            Income taxes

Preparation of the consolidated financial statements requires an estimate of income taxes in each of the jurisdictions in which the Company operates. The process involves an estimate of the Company's current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depletion and amortization, for tax and accounting purposes, and when they might reverse.

These differences result in deferred tax assets and liabilities that are included in the Company's consolidated statements of financial position.

An assessment is also made to determine the likelihood that the Company's future tax assets will be recovered from future taxable income. To the extent that recovery is not considered likely, the related tax benefits are not recognized.
16 | Page

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

Judgment is required to continually assess changing tax interpretations, regulations and legislation, to ensure liabilities are complete and to ensure assets, net of valuation allowances, are realizable. The impact of different interpretations and applications could be material.

(vi)            Impairment of mining interests

Mining interests are reviewed and evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.  Common indicators of impairment in the mining industry include:

●	a significant deterioration in expected future commodity prices;
●	a significant adverse movement in foreign exchange rates;
●	a significant increase in production costs;
●	a large cost overrun during the development and construction of a new mine;
●	a significant increase in the expected cost of dismantling assets and restoring the site;
●	a significant reduction in the mineral content of ore reserves/resources;
●	serious mine accidents;
●	a significant increase in market interest rates; and
●	adverse changes in government regulations and environmental law, including a significant increase in the taxes payable by the mine.

The recovery of amounts recorded for mining interests depends on the Company's interpretation of its interest in the underlying mineral claims based on existing regulations, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof. Management relies on the life-of-mine plans and comparable market valuations in its assessments of economic recoverability and probability of future economic benefit.

(vii)            Purchase price allocation

Business combinations require judgment and estimates to be made at the date of acquisition in relation to identifying the acquirer, determining assets and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities.

(viii)            Going concern

The assessment of material uncertainties related to events and circumstances that may cast significant doubt on the Company's ability to continue as a going concern involves significant judgment. In making this assessment, management considers all relevant information, including the company's liquidity risk and management's future plans. Management has determined that there are no material uncertainties that may cast significant doubt on the Company's ability to continue as a going concern for at least the next twelve months.
5.   Changes in accounting policies and recent accounting pronouncements
The following are future changes in accounting policies not yet effective as at December 31, 2016:

(i)            Financial instruments

IFRS 9 - Financial Instruments - The standard was issued in its final version by the IASB in July 2014 bringing together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39, "Financial instruments: recognition and measurement" ("IAS 39"). The standard retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is assessing the impact of this standard.

(ii)            Revenue from contracts with customers

IFRS 15 - Revenue from Contracts with Customers - The final standard on revenue from contracts with customers was issued in May 2014 and is effective for annual reporting periods beginning on or after January 1, 2018 for public entities with early adoption permitted. The standard covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing the impact of this standard.
17 | Page

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

(iii)            Leases

IFRS 16 - Leases - The standard on leases was issued in January 2016 and is effective for annual reporting periods beginning on or after January 1, 2019 for public entities with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The standard requires lessees to recognize assets and liabilities for most leases. The Company is assessing the impact of this standard, along with timing of adoption of IFRS 16.

6.  Trade and other receivables

	December 31, 2016	December 31, 2015
Trade receivables	$2,126	$2,405
Value added taxes receivable	1,638	1,789
Other receivables	238	335
	$4,002	$4,529

7.  Inventories

	December 31, 2016	December 31, 2015
Concentrates	$1,266	$1,780
Spare parts and supplies	5,191	5,594
Ore stockpile	161	1,416
	$6,618	$8,790
6.   Trade and other receivables

The amount of inventories recognized as an expense during the year ended December 31, 2016 was $46.1 million (2015: $52.6 million). During the year ended December 31, 2016, the concentrate inventory and spare parts and supplies write-down to net realizable value included in cost of sales was $1.0 million and $0.1 million, respectively (2015: $4.0 million and $1.4 million, respectively).
8.   Investment in Scorpio Gold
At December 31, 2016, the Company held 7,503,806 common shares of Scorpio Gold Corporation ("Scorpio Gold") which represented approximately 6% of Scorpio Gold's issued and outstanding common shares.

The investment in Scorpio Gold is accounted for as an available-for-sale financial asset which is reviewed at the end of each reporting period for significant or prolonged decline in fair value requiring impairment and more frequently when economic or market concerns warrant such evaluation. This review includes an analysis of the facts and circumstances of this financial asset, its market price, the severity of loss and the length of time the fair value has been below cost.

	December 31,	December 31,
	2016	2015
Investment, beginning of year	$466	$1,655
Sale of investment	(100)	(92)
Change in fair value and foreign exchange	137	(1,097)
Investment, end of year	$503	$466

18 | Page

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

9.   Property, plant and equipment
				Corporate
	Mining	Non-producing	Plant and	Office
	interests	properties	equipment	equipment	Total

Cost
Balance at January 1, 2015	$56,612	$75,429	$36,313	$187	$168,541
Assets acquired	7,647	825	1,899	-	10,371
Change in decommissioning provision	(305)	-	-	-	(305)
Disposals	-	(508)	(16)	(26)	(550)
Balance at December 31, 2015	63,954	75,746	38,196	161	178,057
Assets acquired	4,569	1,583	1,817	3	7,972
Change in decommissioning provision	(952)	61	-	-	(891)
Disposals	-	-	-	(83)	(83)
Balance at December 31, 2016	$67,571	$77,390	$40,013	$81	$185,055

Accumulated depreciation
and depletion
Balance at January 1, 2015	$25,211	$50,502	$11,520	$55	$87,288
Depreciation/depletion for the year	3,087	-	5,372	22	8,481
Impairments	-	-	1,429	-	1,429
Disposals	-	-	(16)	-	(16)
Balance at December 31, 2015	28,298	50,502	18,305	77	97,182
Depreciation/depletion for the year	3,112	-	4,261	15	7,388
Disposals	-	-	-	(63)	(63)
Balance at December 31, 2016	$31,410	$50,502	$22,566	$29	$104,507
Carrying value
at December 31, 2015	$35,656	$25,244	$19,891	$84	$80,875
at December 31, 2016	$36,161	$26,888	$17,447	$52	$80,548

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. No impairment indicators were identified for the year ended December 31, 2016. An impairment loss of $1.4 million related to the U.S. operations was recorded for the year ended December 31, 2015 as a result of writing down carrying amounts of plant and equipment to recoverable amounts.
10.   Credit facilities
On August 7, 2013, U.S. Silver signed a credit agreement with Royal Capital Management Corp. ("RCM") as security agent, and certain lenders (the "RCM Credit Agreement"). The RCM Credit Agreement provides for the issuance of notes with an aggregate principal amount of $6.3 million ($8.5 million CAD) for a term of three years at an interest rate of 12% per annum payable on a monthly basis. Security was provided by a first charge on all material assets of U.S. Silver and its subsidiaries.

As at December 31, 2016, the Company had drawn $6.3 million on the above facility, which was amended on June 29, 2015 to extend its maturity from August 2016 to December 2017. Beginning January 2017, the notes will be redeemed in monthly increments of $0.4 million ($0.5 million CAD), with the balance due and payable on maturity.

A financing cost is payable to RCM on July 31, 2020 in the amount of $1.6 million ($2.1 million CAD) less the amount which the aggregate share value of shares acquired by RCM upon exercise of the warrants exceeds the exercise price of the warrants. As at December 31, 2016, the fair value of the financing cost payable was nil as aggregate share value of shares acquired by RCM upon exercise of the warrants have exceeded the exercise price of the warrants beyond the financing cost payable.

On November 10, 2015, the Company closed a subordinated, secured credit agreement with a lender (the "Subordinated Facility") for principal amount of $1.0 million for a term of one year at an interest rate of 12% per annum payable on a monthly basis beginning on the sixth month following closing. Security was provided by a second charge on all material assets, other than real property assets, of the Company and its subsidiaries behind the existing first charge RCM Credit Agreement. Beginning on the sixth month following the date of issue, the notes issued under the Subordinated Facility will be redeemed in monthly increments of $75,000 including the monthly interest payments, with the balance due and payable on maturity. The principal portion of such payments may also be payable in common shares of the Company in certain circumstances. On September 26, 2016, the remaining principal portion of the Subordinated Facility of $0.7 million was repaid in full.
19 | Page

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

On February 11, 2016, the Company closed a subordinated, secured credit agreement with its two existing lenders (the "New Credit Facility") for principal amount of $2.9 million for a term of one year at an interest rate of 10% per annum payable on a quarterly basis in cash or shares at the option of the lenders with the full balance due on maturity. Security was provided by a second charge on all material assets, other than real property assets, of the Company and its subsidiaries, equal to that of the existing Subordinated Facility, behind the existing first charge RCM Credit Agreement. On October 3, 2016, the principal portion for one lender of the New Credit Facility of $1.3 million was repaid in full.

In connection with the closing of the above credit facilities, the Company has issued warrants to the respective lenders (see share capital note 13).

The above credit facilities may be pre-paid based on subordination at any time during their term, subject to repayment fees. As at December 31, 2016, the fair value of early repayment options is nil (December 31, 2015: nil).

The carrying value of credit facilities and classification are broken down as follows:
	December 31,	December 31,
	2016	2015

Credit facilities	$7,931	$7,141
Deferred discount from warrants issued	(96)	-
Deferred transaction costs	(77)	-
	$7,758	$7,141

Current portion of credit facilities$	7,758	$1,000
Non-current portion of credit facilities	-	6,141
	$7,758	$7,141

11.   Post-employment benefit obligations
The Company maintains two non-contributory defined benefit pension plans covering substantially all employees at its U.S. operating subsidiary, U.S. Silver – Idaho, Inc. One plan covers salaried employees and one plan covers hourly employees. Benefits for the salaried plan are based on salary and years of service. Hourly plan benefits are based on negotiated benefits and years of service. The Company's funding policy is to contribute annually the minimum amount prescribed, as specified by applicable regulations. The expected average service life of the active plan participants as at December 31, 2016 is approximately 9 years.
The amounts recognized in the consolidated statements financial position are as follows:

	December 31,	December 31,
	2016	2015
Present value of funded obligations	$23,910	$24,495
Fair value of plan assets	15,794	15,205
Deficit of funded plans	$8,116	$9,290

20 | Page

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

The movements in the defined benefit obligations are as follows:	December 31,	December 31,
	2016	2015
Obligations, beginning of year	$24,495	$20,214
Current service costs	781	690
Interest costs	1,057	822
Benefits paid	(830)	(718)
Actuarial (gain) loss	(1,593)	3,487
Obligations, end of year	$23,910	$24,495
The movements in the fair value of plan assets are as follows:
	December 31, 2016	December 31, 2015
Assets, beginning of year	$15,205	$15,033
Return on assets	648	604
Actuarial gain (loss)	13	(366)
Employer contributions	758	652
Benefits paid	(830)	(718)
Assets, end of year	$15,794	$15,205

The amounts recognized in the consolidated statements of loss and comprehensive loss are as follows:

	December 31	December 31
	2016	2015

Current service costs and interest costs
included in cost of sales	$1,838	$1,512

The principal actuarial assumptions are as follows:

	December 31,	December 31,
	2016	2015

Discount rate (expense)	4.25%	4.00%
Discount rate (year end disclosures)	4.25%	4.25%
Future salary increases (salaried plan only)	5.00%	5.00%

A 1% decrease in discount rate would have resulted in approximately $3.8 million increase in the defined benefit obligation from $23.9 million to $27.7 million as at December 31, 2016 (2015: $4.4 million increase in the defined benefit obligation from $24.5 million to $28.9 million). A 1% increase in future salary increases would have resulted in approximately $0.1 million increase in the defined benefit obligation from $23.9 million to $24.0 million as at December 31, 2016 (2015: $0.1 million increase in the defined benefit obligation from $24.5 million to $24.6 million).

Plan assets are fully comprised of pooled or mutual funds. The expected return on plan assets at 4.2% (2015: 4.2%) is determined by considering the expected returns available on the assets underlying the current investment policy. Expected yield on fixed interest investments is based on gross redemption yields as at the end of the reporting period. Expected returns on equity investments reflect long-term real rates of return in the market.
21 | Page

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

Expected contributions to pension benefit plans for the year ended December 31, 2017 are approximately $0.9 million. For the year ended December 31, 2016, the actuarial gains charged to other comprehensive income are $1.6 million (2015: $3.9 million actuarial losses).
12.   Decommissioning provision
The decommissioning provision consists of land rehabilitation, demolition of buildings and mine facilities, and related costs. Although the ultimate amount of the decommissioning provision is uncertain, the fair value of these obligations is based on information currently available, including closure plans and the Company's interpretation of current regulatory requirements.

Fair value is determined based on the net present value of future cash expenditures upon reclamation and closure. Reclamation and closure costs are capitalized into property, plant and equipment depending on the nature of the asset related to the obligation and amortized over the life of the related asset.

The decommissioning provision relates to reclamation and closure costs of the Company's Cosalá District and Galena Complex. The decommissioning provision is estimated at an undiscounted amount of $5.6 million, over a period of 3 to 13 years, and discounted using a risk free rate varying from 1.5% to 7.6%.

	December 31,	December 31,
	2016	2015
Provisions, beginning of year	$4,568	$4,832
Decommissioning costs and change in estimates	(891)	(426)
Accretion on decommissioning provision	152	162
Provisions, end of year	$3,829	$4,568

13.   Share capital
On December 21, 2016 the Company completed a share consolidation of issued and outstanding common shares on the basis of twelve pre-consolidated common shares for one post-consolidated common share. The share consolidation affects all issued and outstanding common shares, options, warrants, deferred share units, and restricted share units. All information relating to issued and outstanding common shares, options, warrants, deferred share units, restricted share units, and related per share amounts have been adjusted retrospectively to reflect the share consolidation.

a.   Authorized
Authorized share capital consists of an unlimited number of common shares.

On August 26, 2015, the Company completed a private placement of 918,962 units at a price of $2.16 CAD per unit for total gross proceeds of $1.5 million. Each unit consisted of one common share and one half of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $3.00 CAD for a period of three years. As part of the private placement, 11,666 common shares and 29,166 common share purchase warrants were issued to the Company's broker where each broker warrant is exercisable for one common share at an exercise price of $2.16 CAD for a period of three years.

On June 9, 2016, the Company completed a private placement of 5,555,555 units at a price of $3.60 CAD per unit for total gross proceeds of $15.7 million. Each unit consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $4.68 CAD for a period of five years. As part of the private placement, 388,886 broker warrants were issued to the Company's brokers where each broker warrant is exercisable for one broker unit at an exercise price of $4.20 CAD for a period of two years. Each broker unit consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $4.68 CAD for a period of five years starting on June 9, 2016.
22 | Page

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

On June 14, 2016, the Company completed a private placement of 3,210,416 subscription receipts at a price of $3.60 CAD per subscription receipt for total gross proceeds of $9.0 million. The gross proceeds from subscription receipts were held in escrow pending the satisfaction of certain regulatory and shareholder approvals for the exchange of subscription receipts for units.

The Company received the necessary approvals on July 20, 2016 and completed the exchange of 3,210,416 subscription receipts for units in connection with the above private placement on June 14, 2016. Each unit consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $4.68 CAD for a period of five years. As part of the private placement, 224,728 broker warrants were issued to the Company's brokers where each broker warrant is exercisable for one broker unit at an exercise price of $4.20 CAD for a period of two years. Each broker unit consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $4.68 CAD for a period of five years starting on June 14, 2016.

	December 31,	December 31,
	2016	2015

Issued
39,540,384 (2015: 28,935,433) common shares	$202,191	$181,143

b.   Stock option plan
The number of shares reserved for issuance under the Company's stock option plan is limited to 10% of the number of common shares which are issued and outstanding on the date of a particular grant of options. Under the plan, the Board of Directors determines the term of a stock option to a maximum of 10 years, the period of time during which the options may vest and become exercisable as well as the option exercise price which shall not be less than the closing price of the Company's share on the Toronto Stock Exchange on the date immediately preceding the date of grant. The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.

A summary of changes in the Company's outstanding stock options is presented below:

		December 31,		December 31,
		2016		2015
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(thousands)	CAD	(thousands)	CAD

Balance, beginning of year	1,516	$9.50	$1,889	12.36
Granted	808	2.09	521	2.40
Exercised	(93)	3.12	-	-
Expired	(460)	16.50	(894)	11.40
Balance, end of year	1,771	$4.64	1,516	$9.50

23 | Page

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

The following table summarizes information on stock options outstanding and exercisable as at December 31, 2016:

	Weighted
	average		Weighted		Weighted
Exercise	remaining contractual		average exercise		average exercise
price	life	Outstanding	price	Exercisable	price
CAD	(years)	(thousands)	CAD	(thousands)	CAD
2.00 to 5.00	1.54	1,441	$2.37	742	$2.57
5.01 to 10.00	1.43	87	5.60	87	5.60
10.01 to 20.00	0.67	181	16.03	181	16.03
20.01 to 30.00	0.04	62	22.68	62	22.68
		1,771	$4.64	1,072	$6.25

c.   Share-based payments
The weighted average fair value at grant date of the Company's stock options granted during the year ended December 31, 2016 was $1.08 (2015: $2.40).

The Company used the Black-Scholes Option Pricing Model to estimate fair value using the following weighted-average assumptions:

	Year ended December 31,	Year ended December 31,
	2016	2015

Expected stock price volatility (1)	83%	78%
Risk free interest rate	0.47%	0.39%
Expected life	3 years	3 years
Expected forfeiture rate	4.97%	4.74%
Expected dividend yield	0%	0%

Share-based payments included in cost of sales	$19	$46
Share-based payments included in general and
administrative expenses	566	477
Total share-based payments	$585	$523

(1)	Expected volatility has been based on historical volatility of the Company's publicly traded shares.

24 | Page

Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

d.   Warrants
The warrants that are issued and outstanding as at December 31, 2016 are as follows:

Number of	Exercise	Issuance	Expiry
warrants	price (CAD)	date	date
802,595	4.68	Jul 2016	Jun 14, 2021
224,728	4.20	Jul 2016	Jun 14, 2018
1,388,883	4.68	Jun 2016	Jun 9, 2021
388,886	4.20	Jun 2016	Jun 9, 2018
2,306,248	1.20	Feb 2016	Feb 10, 2019
307,777	1.20	Nov 2015	Nov 10, 2018
29,166	1.56	Aug 2015	Aug 26, 2018
231,481	1.20	Aug 2015	Aug 26, 2018
227,988	3.00	Aug 2015	Aug 26, 2018
445,553	1.56	May 2015	May 27, 2018
509,203	2.76	Dec 2014	Dec 22, 2017
6,862,508

In connection with the RCM Credit Agreement, the Company issued 1,487,500 warrants upon execution to RCM where each warrant is exercisable for one common share at an exercise price of $4.80 CAD for a period of five years. The Company amended the terms of the warrants on June 29, 2015 by extending the expiry date from August 7, 2018 to August 7, 2020 and lowering the exercise price from $4.80 CAD to $3.36 CAD effective June 30, 2015, and from $3.36 CAD to $1.20 CAD effective February 11, 2016.

In connection with the closing of the Subordinated Facility, the Company issued 307,777 warrants to the lender where each warrant is exercisable for one common share at an exercise price of $3.00 CAD for a period of three years. The Company amended the terms of the warrants by lowering the exercise price from $3.00 CAD to $1.20 CAD effective as of February 11, 2016.

In connection with the closing of the New Credit Facility, the Company issued 2,500,000 warrants divided between the lenders where each warrant is exercisable for one common share at an exercise price of $1.20 CAD for a period of three years.

The 388,886 warrants issued in June 2016 are broker warrants where each broker warrant is exercisable for one broker unit at an exercise price of $4.20 CAD for a period of two years. Each broker unit consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $4.68 CAD for a period of five years starting on June 9, 2016.

The 224,728 warrants issued in July 2016 are broker warrants where each broker warrant is exercisable for one broker unit at an exercise price of $4.20 CAD for a period of two years. Each broker unit consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $4.68 CAD for a period of five years starting on June 14, 2016.

e.   Restricted Share Units:
The Company has a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of grant with the value of each cash settled award charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and associated liability (which is included in trade and other long-term liabilities in the consolidated statement of financial position) are adjusted to reflect changes in market value. As at December 31, 2016, 423,096 (2015: 481,834) restricted share units are outstanding at an aggregate value of $1.0 million (2015: $0.5 million).
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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

14.  Weighted average basic and diluted number of common shares outstanding

	Year ended December 31, 2016	Year ended December 31, 2015

Basic weighted average number of shares	34,526,435	28,328,612
Effect of dilutive stock options and warrants	-	-
Diluted weighted average number of shares	34,526,435	28,328,612

Diluted weighted average number of common shares for the year ended December 31, 2016 excludes 1,770,765 (2015: 1,515,896) anti-dilutive stock options and 6,862,508 (2015: 4,471,760) anti-dilutive warrants.

15.  Cost of sales

	Year ended December 31, 2016	Year ended December 31, 2015
Raw materials and consumables	$15,065	$18,553
Salaries and employee benefits	23,430	25,138
Utilities	4,113	4,693
Other costs	1,768	2,514
Change in concentrates and ore stockpile	1,769	1,676
	$46,145	$52,574
16. Corporate general and administrative expenses
	Year ended	Year ended
	December 31, 2016	December 31, 2015
Salaries and benefits	$2,153	$2,270
Directors' fees	251	269
Share-based payments	1,237	870
Professional fees	639	1,286
Office and general	1,075	1,368
	$5,355	$6,063

17. Income taxes

The components of income tax expense (recovery) are as follows:

	Year ended December 31, 2016	Year ended December 31, 2015
Current income tax recovery	$-	$(5)
Deferred income tax expense (recovery)	210	(647)
Income tax expense (recovery)	$210	$(652)

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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

The Company's effective rate of income tax differs from the statutory rate of 26.5% as follows:

	Year ended	Year ended
	December 31,	December 31,
	2016	2015

Tax recovery at statutory rates	$(1,330)	$(5,310)
Mexican mining royalty	210	(647)
Impact of foreign tax rates	215	(864)
Non-deductible expenses	1,477	474
Losses not recognized	(362)	5,695
Income tax expense (recovery)	$210	$(652)

The Company's net deferred tax liability relates to the Mexican mining royalty and arises principally from the following:

	December 31,	December 31,
	2016	2015

Property, plant and equipment	$972	$1,116

Total deferred tax liabilities	972	1,116
Tax losses	-	-
Other	138	492
Total deferred tax assets	138	492
Net deferred tax liabilities	$834	$624

Deferred income taxes have not been recognized in respect of the following deductible temporary differences, as management does not consider their utilization to be probable if the foreseeable future:

	December 31,	December 31,
	2016	2015

Property, plant and equipment	$3,272	$9,345
Mexican tax losses (expiring in 2017 - 2026)	52,702	51,130
Canadian tax losses (expiring in 2029 - 2036)	30,268	26,796
U.S. tax losses (expiring in 2020 - 2036)	29,764	30,783
Provisions and other	24,718	26,356
Deferred Mexican mining royalty	834	624
	$141,558	$145,034

18.  Related party transactions
Remuneration to directors and key management who have the authority and responsibility for planning, directing and continuing the activities of the Company:

	Year ended	Year ended
	December 31,	December 31,
	2016	2015

Salaries and benefits	$860	$1,264
Severance	75	-
Directors' fees	251	269
Share-based payments	968	840

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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

19.   Financial risk management
a.   Financial risk factors

The Company's risk exposures and the impact on its financial instruments are summarized below:

(i)            Credit Risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents and trade and other receivables. The credit risk on cash and cash equivalents is limited because the Company invests its cash in deposits with well-capitalized financial institutions with strong credit ratings in Canada and the United States. Under current concentrate offtake agreements, risk on trade receivables related to concentrate sales is managed by receiving payments for 85% to 100% of the estimated value of the concentrate shipped at the time of shipment or one month following the time of shipment.

As of December 31, 2016, the Company's exposure to credit risk with respect to trade receivables amounts to $2.1 million (December 31, 2015: $2.4 million). The Company believes credit risk for Mexican Value Added Taxes of $1.6 million (December 31, 2015: $1.8 million) is not significant as they relate to current amounts receivable from Mexican taxation authorities. There are no receivables that are past due and the Company has no allowance for doubtful accounts at December 31, 2016 and December 31, 2015.

(ii)            Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company's liquidity requirements are met through a variety of sources, including cash, cash generated from operations, existing credit facilities and debt and equity capital markets. The Company's trade payables have contractual maturities of less than 30 days and are subject to normal trade terms.

The following table presents the contractual maturities of the Company's financial liabilities on an undiscounted basis:

	December 31, 2016
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years
Trade and other payables	$8,727	$8,727	$-	$-	$-
Credit facilities	7,931	7,931	-	-	-
Interest on credit facilities	545	545	-	-	-
Leases	1,763	352	621	499	291
Other long-term liabilities	882	-	108	-	774
	$19,848	$17,555	$729	$499	$1,065

(iii)            Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and price risk.

(1)	Interest rate risk

The Company is not subject to significant interest rate risk as the existing credit facilities have a fixed interest rate.

(2)	Currency risk

As at December 31, 2016, the Company is exposed to foreign currency risk through financial assets and liabilities denominated in CAD and Mexican pesos ("MXP"):
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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

Financial instruments that may impact the Company's net earnings or other comprehensive income due to currency fluctuations include CAD and MXP denominated assets and liabilities which are included in the following table:

	As at December 31, 2016
	CAD	MXP

Cash and cash equivalents	$18,408	$112
Trade and other receivables	41	1,793
Trade and other payables	1,928	2,689
Credit facility	6,331	-

As at December 31, 2016, the CAD/USD and MXP/USD exchange rates were 1.34 and 20.62, respectively. The sensitivity of the Company's net loss and comprehensive loss due to changes in the exchange rates as at December 31, 2016 is included in the following table:

	CAD/USD	MXP/USD
	Exchange rate	Exchange rate
	+/- 10%	+/- 10%

Approximate impact on
Net loss	624	1,231
Other comprehensive loss	90	44

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

(3)	Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market. As at December 31, 2016, the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. A ±10% fluctuation in silver, zinc, lead, and copper prices would affect trade receivables by approximately $0.2 million (2015: $0.2 million). The Company does not use derivatives to manage its exposure to price risk.

b.   Fair values
The fair value of cash, restricted cash, trade and other payables, credit facilities and other long-term liabilities approximate their carrying amounts. The methods and assumptions used in estimating the fair value of other financial assets and liabilities are as follows:

●
Cash and cash equivalents: The fair value of cash equivalents is valued using quoted market prices in active markets. The Company's cash equivalents consist of money market accounts held at financial institutions which have original maturities of less than 90 days.

●
Trade and other receivables: The fair value of trade receivables from silver sales contracts that contain provisional pricing terms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, there is an embedded derivative feature within trade receivables.

●	Investment in Scorpio Gold: The investment in Scorpio Gold Corporation shares have been marked to market based on the trading price as at December 31, 2016.

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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

●
Long-term investments: The fair value of long-term investments is determined based on the closing price of each security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security.

●
Embedded derivatives: Revenues from the sale of metals produced since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and result in an embedded derivative in revenues and accounts receivable. Embedded derivatives in the form of prepayment options and financing cost payable exist in the Company's outstanding credit facilities (see credit facilities note 10).

●
Derivatives: The Company uses derivative and non-derivative instruments to manage financial risks, including commodity, interest rate, and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The Company does not use derivatives for speculative purposes. The fair value of the Company's derivative instruments is based on quoted market prices for similar instruments and at market prices at the valuation date.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
●
Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

●	Level 3 inputs are unobservable (supported by little or no market activity).

	December 31,	December 31,
	2016	2015

Level 1
Cash and cash equivalents	$24,055	$1,319
Restricted cash	151	151
Investment in Scorpio Gold	503	466
Long-term investments	28	11

Level 2
Trade and other receivables	4,002	4,529
Credit facilities	7,758	7,141
20.   Segmented and geographic information, and major customers
a.   Segmented information
The Company's operations comprise of three reporting segments engaged in acquisition, exploration, development and exploration of mineral resource properties in Mexico and the United States. Management has determined the operating segments based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions.

b.   Geographic information
All revenues from sale of concentrates for year ended December 31, 2016 and 2015 were earned in Mexico and the United States. The following segmented information is presented as at and during the years ended December 31, 2016 and 2015.
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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

	As at December 31, 2016				As at December 31, 2015
	Mexican	U.S.	Corporate		Mexican	U.S.	Corporate
	Operations	Operations	and Other	Total	Operations	Operations	and Other	Total
Cash and cash equivalents	$1,875	$3,511	$18,669	$24,055	$1,009	$121	$189	$1,319
Trade and other receivables	2,855	1,106	41	4,002	1,807	2,688	34	4,529
Inventories	3,738	2,880	-	6,618	5,620	3,170	-	8,790
Prepaid expenses	840	353	192	1,385	70	462	205	737
Investment in Scorpio Gold	-	-	503	503	-	-	466	466
Restricted cash	-	151	-	151	-	151	-	151
Long-term investments	-	-	28	28	-	-	11	11
Property, plant and equipment	42,474	38,022	52	80,548	42,413	38,378	84	80,875
Total assets	$51,782	$46,023	$19,485	$117,290	$50,919	$44,970	$989	$96,878
Trade and other payables	$4,144	$2,422	$2,161	$8,727	$4,031	$4,337	$990	$9,358
Other long-term liabilities	-	448	434	882	-	511	541	1,052
Credit facilities	-	-	7,758	7,758	-	-	7,141	7,141
Post-employment benefit obligations	-	8,116	-	8,116	-	9,290	-	9,290
Decommissioning provision	1,834	1,995	-	3,829	2,034	2,534	-	4,568
Deferred tax liabilities	834	-	-	834	624	-	-	624
Total liabilities	$6,812	$12,981	$10,353	$30,146	$6,689	$16,672	$8,672	$32,033

	As at December 31, 2016				As at December 31, 2015
	Mexican	U.S.	Corporate		Mexican	U.S.	Corporate
	Operations	Operations	and Other	Total	Operations	Operations	and Other	Total

Revenue	$23,322	$35,544	$-	$58,866	$23,083	$30,367	$-	$53,450
Cost of sales	(17,679)	(28,466)	-	(46,145)	(22,212)	(30,362)	-	(52,574)
Depletion and amortization	(3,534)	(3,839)	(15)	(7,388)	(3,933)	(4,526)	(22)	(8,481)
Care, maintenance and restructuring costs	(399)	(495)	(99)	(993)	(1,447)	(547)	-	(1,994)
Corporate general and administrative	-	-	(5,355)	(5,355)	-	-	(6,063)	(6,063)
Exploration costs	(690)	(991)	-	(1,681)	(581)	(852)	-	(1,433)
Accretion on decommissioning provision	(112)	(40)	-	(152)	(113)	(49)	-	(162)
Interest and financing income (expense)	2	-	(2,339)	(2,337)	13	-	(1,188)	(1,175)
Foreign exchange gain (loss)	384	-	(44)	340	934	-	(54)	880
Loss on derivative liability	-	-	-	-	(126)	-	-	(126)
Loss on mining concession sales	-	-	-	-	(291)	-	-	(291)
Loss on disposal of assets	-	-	(20)	(20)	-	-	-	-
Loss on investment in Scorpio Gold	-	-	(132)	(132)	-	-	(640)	(640)
Impairment of property, plant and equipment	-	-	-	-	(10)	(1,419)	-	(1,429)
Income (loss) before income taxes	1,294	1,713	(8,004)	(4,997)	(4,683)	(7,388)	(7,967)	(20,038)
Income tax (expense) recovery	(210)	-	-	(210)	647	5	-	652
Net income (loss) for the year	$1,084	$1,713	$(8,004)	$(5,207)	$(4,036)	$(7,383)	$(7,967)	$(19,386)

c.   Major customers
The Company sold concentrates to four customers during the year ended December 31, 2016 (2015: four customers), with each customer accounting for 59%, 31%, and 9%, and 1% (2015: 43%, 32%, 14%, and 11%) of revenues, respectively.
21.   Capital management
Capital is defined as equity. The Company's objectives when managing its capital are to safeguard its ability to continue as a going concern and to maximize the value for its shareholders.

The Company's activities have been funded so far through debt and equity financing based on cash needs, and through operations. The Company typically sells its shares by way of private placement. There were no changes in these objectives, policies and processes used to manage capital during the year.

The Company manages its capital structure and determines its capital requirements in light of the changing economic conditions and the risk characteristics of its assets. To reach its objectives the Company may have to maintain or adjust its capital structure by issuing new share capital or new debt.

At this stage of its development it is the policy of the Company to preserve cash to fund its operations and not to pay dividends. As of December 31, 2016 and 2015, the Company is not subject to any externally imposed capital requirements.
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Americas Silver Corporation
Notes to the consolidated financial statements
For the years ended December 31, 2016 and 2015
(In thousands of U.S. dollars, unless otherwise stated)

The following summarizes the Company's capital structure:

	December 31,	December 31,
	2016	2015

Equity attributable to shareholders of the Company	$87,144	$64,845
22.   Contingencies
Due to the size, complexity and nature of the Company's operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In November 2010, the Company received a reassessment from the Mexican tax authorities related to its Mexican subsidiary, Minera Cosalá, for the year ended December 31, 2007. The tax authorities disallowed the deduction of transactions with certain suppliers for an amount of approximately $9.5 million (MXP 196.8 million), of which $4.1 million (MXP 84.4 million) would be applied against available tax losses. The Company appealed this reassessment and the Mexican tax authorities subsequently reversed $4.6 million (MXP 94.6 million) of their original reassessment. The remaining $5.0 million (MXP 102.2 million) consists of $4.1 million (MXP 84.4 million) related to transactions with certain suppliers and $0.9 million (MXP 17.8 million) of value added taxes thereon. The Company appealed the remaining reassessment with the Mexican Tax Court in December 2011. The Company may be required to post a bond of approximately $0.9 million (MXP 17.8 million) to secure the value added tax portion of the reassessment. The deductions of $4.1 million (MXP 84.4 million), if denied, would be offset by available tax losses. No amount has been recognized in the consolidated financial statements as the Company believes it is not likely that the reassessment will be upheld by the Tax Court. The Company filed an amparo lawsuit against the resolution and it waits for final resolution by the tax authorities currently under motion for review.
23.   Subsequent events
On January 29, 2017, the Company entered into a pre-payment facility of up to $15 million with Metagri S.A. de C.V., a subsidiary of Glencore PLC ("Glencore"), to fund a portion of the development costs for the San Rafael project within the Cosalá district of Sinaloa, Mexico. The pre-payment facility was drawn in full on March 30, 2017, has a term of four years at an interest of U.S. LIBOR rate plus 5% per annum, and is secured by a promissory note in the amount of up to $15 million issued by the Company, guarantee in favour of Glencore, and limited asset level security on the San Rafael project. The Company has also entered into four-year offtake agreements with Glencore for the zinc and lead concentrates produced from the San Rafael project where Glencore will pay for the concentrates at prevailing market prices for silver, zinc and lead, less customary treatment, refining and penalty charges.

On March 2, 2017, the Company entered into an option acquisition agreement with Impulsora Minera Santacruz S.A. de C.V., a wholly-owned subsidiary of Santacruz Silver Mining Ltd., to acquire an existing option with Minera Hochschild Mexico S.A. de C.V. ("Hochschild") for the right to acquire a 100% interest of the San Felipe property located in Sonora, Mexico for total consideration of $15 million in cash, payable in two installments. The purchase of the option of $5 million plus initial option payment of $2 million, plus applicable VAT, was paid with cash on hand by the Company in March while the final option payment of $8 million, plus applicable VAT, is payable to Hochschild on or before December 15, 2017.

On March 30, 2017, the remaining principal portion of the RCM Credit Agreement of approximately $5.6 million was repaid in full prior to its December 2017 maturity.
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